                            UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549

                            SCHEDULE 13G/A

               Under the Securities Exchange Act of 1934
                         (Amendment No. 16)*

                           Uni-Marts, Inc.

                           (Name of Issuer)

                             Common Stock

                     (Title of Class of Securities)

                              904571 30 4

                             (CUSIP Number)

                             Annual Report

       (Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule if filed:

! Rule 13d-1(b)

! Rule 13d-1(c)

☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a
reporting person's filing on this form with respect to the
subject class of securities, and for any subsequent amendment containing information which would alter the disclosures
provided in prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise
subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).

                 (Continued on following page(s))

                      Page 1 of 5 Pages

CUSIP No. 904571 30 4                13G                Page 2 of 5
1.	Name of Reporting Person Daniel D. Sahakian
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ X ]
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares	5. Sole Voting Power 446,048 shares
Beneficially Owned By	6. Shared Voting Power 416,385 shares
Each Reporting	7. Sole Dispositive Power 446,048 shares
Person With	8. Shared Dispositive Power 416,385 shares
9.	Aggregate Amount Beneficially Owned By Each Reporting Person 1,184,758 shares
10.

Check Box if the Aggregate Amount in Row (9)
Excludes Certain shares

Beneficial ownership does not include 211,750
shares of Common Stock owned by a trust for the
benefit of his son and 423,700 shares owned by
his sons.

11.	Percent of Class Represented by Amount in Row 9 16.5 Percent
12.	Type of Reporting Person IN

                                                  Page 3 of 5

ITEM 1 (a)     Name of Issuer

               Uni-Marts, Inc.

ITEM 1 (b)     Address of Issuer's Principal Executive Offices

               477 East Beaver Avenue
               State College, PA 16801-5690

ITEM 2 (a)     Name of Person Filing

               Daniel D. Sahakian

ITEM 2 (b)     Address of Principal Business Office

               477 East Beaver Avenue
               State College, PA 16801-5690

ITEM 2 (c)     Citizenship

               United States

ITEM 2 (d)     Title of Class of Securities

               Common Stock

ITEM 2 (e)     Cusip Number

               904571 30 4

ITEM 3

               N/A

                                                    Page 4 of 5

ITEM 4       Ownership

             (a) 1,184,758 shares
             (b) 16.5 percent
             (c) (i) 446,048 shares
                 (ii) 416,385 shares
                 (iii) 446,048 shares
                 (iv) 416,385 shares

ITEM 5       Ownership of Five Percent or Less of a Class

             N/A

ITEM 6       Ownership of More than Five Percent on Behalf of Another
             Person

             Beneficial ownership of Common Stock includes 322,325 shares held by his spouse, 137,815 shares held as trustee for two trusts, 278,900 shares held by HFL Corporation and options to purchase 31,000 shares.

ITEM 7       Identification and Classification of the Subsidiary which
             Acquired the Security being Reported on by the Parent
             Holding Company

             N/A

ITEM 8       Identification and Classification of Members of a Group

             N/A

ITEM 9       Notice of Dissolution of a Group

             N/A

ITEM 10      Certification

             N/A

                                                   Page 5 of 5

                             SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief,
I certify that the information set forth in this statement is true, complete and correct.

                                       February 10, 2003
                                                  Date

                                       /S/ DANIEL D. SAHAKIAN
                                                Signature

                                       Daniel D. Sahakian
                                               Name/Title